

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 29, 2017

.

Matthew N. Wolfson
Chief Executive Officer
Electromedical Technologies, Inc.
16561 N 92nd Street, Suite 101
Scottsdale, AZ 85260

> **Re: Electromedical Technologies, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 8, 2017**
> **File No. 024-10743**

Dear Mr. Wolfson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2017 letter.

Part II – Offering Circular

We may not be protect all of our intellectual property, page 12

1.   Be more specific as to what you mean by the phrase "Certain documentation with respect to transfer of ownership were relatively informal and to the extent the FDA clearance was not properly transferred." What was the documentation and why was it informal? Who transferred ownership and when did the transfer occur? What steps have you taken to determine whether the FDA clearance was properly transferred? Also explain what you mean by the phrase "establish status with respect to the FDA 510(k) clearance."

Matthew N. Wolfson
Electromedical Technologies, Inc.
December 29, 2017
Page 2

Strategy, page 25

2.   We note your new disclosure in this section that you "currently have sold in excess of
        8,000 devices" and that you have sold 930 devices during "the past two years alone."
        Disclose the period of time in which you sold in excess of 8,000 devices. Also, tell us
        how you determined that you sold 930 devices based on your disclosure on page 19 about
        the market value of the One WellnessPro POD unit and your revenues disclosed in your
        financial statements.

Liquidity and Capital Resources, page 31

3.   We note the revised disclosure in the penultimate paragraph of this section. Disclose
        whether the proceeds from the offering will satisfy your cash requirements or whether
        you anticipate it will be necessary to raise additional funds in the next six months to
        implement your plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

Securities being Offered, page 37

4.   Revise the disclosure in this section to highlight the restriction on transfer of the common
        stock mentioned in section 1(f) and the exclusive forum and waiver provisions mentioned
        in section 6 of the form of subscription agreement.

Subsequent Events, page F-16

5.   We note your response to prior comment 3. Reconcile your disclosure in Note 9 on page
        F-16 about the company's "planned Regulation A+ offering" with the disclosure in Note
        8 on page F-32 about a "future placement of stock."

        Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Jamie Ostrow, Esq.